================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                            CHORDIANT SOFTWARE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    170404107
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 27, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                     ------------------------------
170404107                                                         Page  2 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  3 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 42, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  4 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 48, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  5 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 52, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  6 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  7 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  8 of 16
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       5,749,028
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       5,749,028
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,749,028
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
170404107                                                         Page  9 of 16
-----------------------------                     ------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Chordiant

Software, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common

Stock"). The address of the principal executive office of the Company is 20400

Stevens Creek Boulevard, Suite 400, Cupertino, CA 95014.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended (the "Exchange Act"). The members of the group are General

Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General

Atlantic Partners 42, L.P., a Delaware limited partnership ("GAP 42"), General

Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), General

Atlantic Partners 52, L.P., a Delaware limited partnership ("GAP 52"), General

Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), GAP

Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP

Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and,

collectively with GAP, GAP 42, GAP 48, GAP 52, GAP 57 and GAPCO, the "Reporting

Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut

06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 42, GAP 48, GAP 52 and GAP 57 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, William E. Ford, William

O. Grabe, David C. Hodgson, Matthew Nimetz, Clifton S. Robbins, Franchon M.

Smithson, Mark F. Dzialga, Klaus Esser, Rene M. Kern, John Wong, Braden R.

-----------------------------                     ------------------------------
170404107                                                         Page 10 of 16
-----------------------------                     ------------------------------

Kelly, Florian P. Wendelstadt, Tom C. Tinsley and Erik Engstrom (collectively,

the GAP Managing Members"). Mr. Ford became a director of the Company after the consummation of the Merger (as described below). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza,

Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the

GAP Managing Members, other than Messrs. Esser, Kern, Wong, Wendelstadt and

Engstrom, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt

are citizens of Germany, Mr. Wong is a citizen of Singapore and Mr. Engstrom is a citizen of Sweden.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of,

or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger and

Reorganization, dated as of January 8, 2001 (the "Merger Agreement"), by and among the Company, Puccini Acquisition Corp., a Delaware corporation

("Acquisition"), and Prime Response, Inc., a Delaware corporation ("Prime

Response"), the Company acquired Prime Response in a merger transaction (the

"Merger") which closed on March 27, 2001. GAP 42, GAP 48, GAP 52, GAP 57, GAPCO

and GAPCO II were shareholders of Prime Response. At the effective time of the

Merger on March 27, 2001, each of GAP 42, GAP 48, GAP 52, GAP 57, GAPCO and

GAPCO II exchanged its shares of Common Stock of Prime

-----------------------------                     ------------------------------
170404107                                                         Page 11 of 16
-----------------------------                     ------------------------------

Response for 2,818,400 shares of Common Stock, 286,267 shares of Common Stock,

932,185 shares of Common Stock, 406,476 shares of Common Stock, 828,018 shares of Common Stock, and 290,182 shares of Common Stock, respectively, and each of

GAP 52 and GAPCO II exchanged warrants of Prime Response for warrants to purchase, at an exercise price of $5.69 per share, 153,045 shares of Common

Stock and 34,455 shares of Common Stock, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

                  GAP 42, GAP 48, GAP 52, GAP 57, GAPCO and GAPCO II acquired the shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the

Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting

Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      As of the date hereof, GAP, GAP 42, GAP 48, GAP 52,

GAP 57, GAPCO and GAPCO II each own of record no shares of Common Stock,

2,818,400 shares of Common Stock, 286,267 shares of Common Stock, 932,185 shares of Common Stock, 406,476 shares of Common Stock, 828,018 shares of Common Stock and 290,182 shares of Common Stock, respectively, or 0%, 5.6%, 0.6%, 1.9%, 0.8%,

1.7% and 0.5%, respectively, of the Company's issued and outstanding shares of

Common Stock. In addition, as of the date hereof, each of GAP 52 and GAPCO II owns warrants to purchase 153,045 shares of Common Stock and 34,455 shares of

Common Stock, respectively or 0.3% and 0.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

-----------------------------                     ------------------------------
170404107                                                         Page 12 of 16
-----------------------------                     ------------------------------

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 42, GAP 48, GAP 52 and GAP 57, the Reporting Persons may

be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,749,028 shares of Common Stock or 11.5% of the Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 5,749,028 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities

-----------------------------                     ------------------------------
170404107                                                         Page 13 of 16
-----------------------------                     ------------------------------

held by GAP 42, GAP 48, GAP 52 and GAP 57. Accordingly, GAP and the GAP Managing

Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of

Common Stock as they deem to be in the collective interest of the Reporting

Persons.

                  Pursuant to the Voting Agreement, dated as of January 8, 2001,

(the "Voting Agreement"), between the Company, GAP 42, GAP 48, GAP 52, GAP 57,

GAPCO, GAPCO II and certain other stockholders of Prime Response, each of GAP

42, GAP 48, GAP 52, GAP 57, GAPCO and GAPCO II agreed to, among other things,

vote in favor of the Merger, the adoption of the Merger Agreement, each of the actions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger.

                  In addition, pursuant to the Affiliate Agreement entered into as of January 8, 2001 (the "Affiliate Agreement"), among the Company, GAP 42,

GAP 48, GAP 52, GAP 57, GAPCO, GAPCO II and certain other stockholders of Prime

Response, each of GAP 42, GAP 49, GAP 52, GAP 57, GAPCO and GAPCO II agreed that until the date upon which financial results covering at least 30 days of the post-Merger combined operations of the Company and Prime Response have been published by the Company, it will not, among other things, (a) sell, transfer or otherwise dispose of, or reduce its interest in or risk relating to its shares of Common Stock of Prime Response, except pursuant to and upon consummation of the Merger or (b) sell, transfer or otherwise dispose of or permit to be sold,

transferred or otherwise disposed of, or reduce its risk relating to its shares of Common Stock.

                  Each of the Voting Agreement and the Affiliate Agreement are

incorporated herein by reference to the Company's Pre-Effective Amendment No. 1 to

-----------------------------                     ------------------------------
170404107                                                         Page 14 of 16
-----------------------------                     ------------------------------

the Registration Statement on Form S-4 as filed with the Securities and Exchange

Commission on February 26, 2001.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In -Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                  Exhibit 4: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

                  Exhibit 5: Merger Agreement incorporated by reference to the Company's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on February 26, 2001.

                  Exhibit 6: Voting Agreement incorporated by reference to the Company's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on February 26, 2001.

                  Exhibit 7: Affiliate Agreement incorporated by reference to the Company's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on February 26, 2001.

-----------------------------                     ------------------------------
170404107                                                         Page 15 of 16
-----------------------------                     ------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 2001.


                              GENERAL ATLANTIC PARTNERS, LLC

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact


                              GENERAL ATLANTIC PARTNERS 42, L.P.

                              By:  General Atlantic Partners, LLC,
                                   Its general partner

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact


                              GENERAL ATLANTIC PARTNERS 48, L.P.

                              By:  General Atlantic Partners, LLC,
                                   Its general partner

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact


                              GENERAL ATLANTIC PARTNERS 52, L.P.

                              By:  General Atlantic Partners, LLC,
                                   Its general partner

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact


                              GENERAL ATLANTIC PARTNERS 57, L.P.

                              By:  General Atlantic Partners, LLC,
                                   Its general partner

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact

-----------------------------                     ------------------------------
170404107                                                         Page 16 of 16
-----------------------------                     ------------------------------

                              GAP COINVESTMENT PARTNERS, L.P.

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact

                              GAP COINVESTMENT PARTNERS II, L.P.

                              By:  /s/  Thomas J. Murphy
                                   --------------------------------------------
                                   Name:    Thomas J. Murphy
                                   Title:   Attorney-In-Fact